Exhibit 99.1

Press release

Biophytis Secures public funding in Brazil for Obesity Phase 2 Trial and Signs Agreements with Leading local Clinical Partners

Paris (France) and Cambridge (Massachusetts, USA), September 15th, 2025 – 7:00 AM (CET) – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a pioneering biotechnology company developing transformative therapies that impact longevity.", today announces major progress in preparing its OBA Phase 2 trial of BIO101 in muscle wasting associated with obesity. The Company via its subsidiary in Brazil has secured funding support from EMBRAPII (Empresa Brasileira de Pesquisa e Inovação Industrial) and entered into agreements with two of the most respected obesity medical research and clinical centers in Brazil: FARMAVAX-UFMG (Inovação de Fármacos e Vacinas, Federal University of Minas Gerais) and FMRP-USP (Faculty of Medicine of Ribeirão Preto, University of São Paulo).

Strengthening the OBA Phase 2 Program in Brazil

With 122 of the 164 patients planned to be recruited in Brazil, the region is central to the success of the OBA trial. The agreements with FARMAVAX-UFMG and FMRP-USP provide Biophytis with:

•	Access to leading clinical expertise in obesity and metabolic disorders,
•	A large and diverse patient population for efficient recruitment,
•	Established infrastructure for high-quality clinical research aligned

These partnerships ensure that Brazil will play a pivotal role in the generation of robust clinical data for BIO101 in this new high-prevalence indication.

Non-Dilutive Funding Support Through EMBRAPII

Biophytis also announced that it has secured support from EMBRAPII, a government-backed innovation agency in Brazil dedicated to fostering industrial R&D collaboration and accelerating clinical innovation. This partnership will provide non-dilutive funding for the OBA Phase 2 trial, reducing cash requirements for the Company while validating the strategic importance of the program at a national level.

“This recognition from EMBRAPII and our agreements with FARMAVAX-UFMG and FMRP-USP represent a very strong validation of our program in Brazil” said Stanislas Veillet, President and CEO of Biophytis. “It reflects both the medical urgency of addressing obesity-linked muscle wasting and the confidence that leading academic institutions have in the potential of BIO101. For Biophytis, this allows the Phase 2 OBA trial to move forward and provides a solid foundation for rapid recruitment and data generation.”

Strategic and Investor Impact

These developments represent significant value creation milestones for Biophytis:

•	Financial de-risking through non-dilutive EMBRAPII support,
•	Operational acceleration via leading Brazilian recruitment sites,

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•	Reinforced credibility both scientifically and strategically, given the involvement of top-tier medical institutions.

For investors, this milestone strengthens the likelihood of timely trial initiation and execution, reduces capital intensity, and validates the importance of BIO101 in addressing an emerging multi-billion-euro global therapeutic segment.

Next Steps

Biophytis remains focused on:

•	Finalizing additional site agreements in Europe to complete its site network,
•	Securing final regulatory approvals from ANVISA and EMA,
•	Initiating patient enrolment in the OBA Phase 2 trial across both regions.

With strong clinical partners and co-funding mechanisms now in place, the Company to advance towards first patient dosing in the near term.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

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Biophytis Contacts

Investor Relations

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78